

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 16, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ALLEGO N.V., under the Exchange Act of 1934:

o   Ordinary Shares, nominal value EUR 0.12 per share

o   Warrants, each exercisable for one Ordinary Share at an exercise price of $11.50 per share

Sincerely,

